Prometheus Biosciences, Inc.

9410 Carroll Park Drive

San Diego, California 92121

March 9, 2021

VIA EDGAR

Ms. Margaret Schwartz

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Prometheus Biosciences, Inc.

Registration Statement on Form S-1

File No. 333-253323

Dear Ms. Schwartz:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Prometheus Biosciences, Inc. (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-1 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on March 11, 2021, or as soon as practicable thereafter.

Please contact Matthew T. Bush of Latham & Watkins LLP, counsel to the Company, at (858) 523-3962, to provide notice of effectiveness, or if you have any questions or require additional information regarding this matter. Thank you for your assistance and cooperation in this matter.

Very truly yours,

PROMETHEUS BIOSCIENCES, INC.

By:	s/ Mark C. McKenna
Mark C. McKenna
President, Chief Executive Officer and Director

cc:	Mary Beth Breslin, Securities and Exchange Commission

Ameen Hamady, Securities and Exchange Commission

Timothy K. Andrews, Prometheus Biosciences, Inc.

Matthew T. Bush, Latham & Watkins LLP

Cheston J. Larson, Latham & Watkins LLP

Michael E. Sullivan, Latham & Watkins LLP

Deanna Kirkpatrick, Davis Polk & Wardwell LLP

Yasin Keshvargar, Davis Polk & Wardwell LLP